                                                                  EXHIBIT 99.4

                             EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT is made as of July 27, 1994, by and between COMMERCIAL INTERTECH CORP., an Ohio corporation (the "Company"), and PAUL J. POWERS ("Executive").

                                    RECITALS

          WHEREAS, Executive is and has been serving as Chairman of the Company's Board of Directors (the "Board") and Chief Executive Officer of the Company and is an integral part of its management;

          WHEREAS, Executive and the Company are parties to an employment agreement dated February 15, 1988 (the "1988 Employment Agreement") which provides for an original five year term with annual one-year renewals thereafter unless either party gives to the other one year's advance notice of his or its intention not to extend the term of the 1988 Employment Agreement;

          WHEREAS, Executive will attain age 65 in February of 2000 and presently intends to continue in the Company's employ until that time, to retire from his full-time employment with the Company on February 28, 2000, and the Company wishes to assure itself of Executive's continued full-time employment through the Executive's anticipated retirement date;

          WHEREAS, the Company wishes to ensure that Executive will not compete with the Company for a period of two years after the last date on which he is either an employee of the Company or a member of the Board; and

          WHEREAS, Executive is prepared to enter into this employment agreement with the Company and to give the Company assurances it desires;

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto have agreed and do hereby mutually agree as follows:

          1. Employment, Contract Period. During the period specified in this
Section 1, the Company shall employ Executive, and Executive shall serve the Company, on the terms and subject to the conditions set forth herein. The term of Executive's employment hereunder shall commence as of July 27, 1994 (the "Effective Date"), and, subject to prior termination as provided in Section 6 hereof, shall continue through February 28, 2000. The term of Executive's employment hereunder is sometimes hereinafter referred to as the "Contract Period."

          2. Responsibility. At all times during the Contract Period, Executive shall serve the Company as the Company's Chairman and Chief Executive Officer and shall (a) devote his full business time and effort exclusively to the performance of duties as assigned to him by the Board that are normally incident to the office of Chief Executive Officer, and (b) use his best efforts to promote the interests of the Company and its affiliates.

          3. Remuneration. At all times during the Contract Period, the Company shall pay to Executive compensation as provided in this Section 3.

         (a) Base Salary. The Corporation shall pay Executive a base salary at an annual rate of not less than $465,000 paid on a monthly basis. The annual rate of base salary may be increased at the discretion of the Compensation Committee of the Board (the "Committee"). If increased, the annual rate of base salary may not thereafter be decreased during the term of this Agreement.

         (b) Annual Incentive Compensation. The Corporation may pay Executive an annual cash bonus under the provisions of the Company's Management Incentive Plan or any successor plans, but only if and when authorized by the Committee.

         (c) Performance Shares. If, while Executive remains employed pursuant to this Agreement, the Company, in its fiscal year ending October 31, 1995, makes grants of Performance Shares under the Company's Performance Share Plan (with respect to the three-year performance period ending on October 31, 1997), the Company shall then grant not fewer than 28,500 of such Performance Shares to Executive. If, while Executive remains employed pursuant to this Agreement, the Company, in its fiscal year ending October 31, 1997, makes grants of Performance Shares under the Company's Performance Share Plan (with respect to the three-year performance period ending on October 31, 1999), the Company shall then grant not fewer than 28,500 of such Performance Shares to Executive.

         (d) Restricted Shares. The Company shall grant to Executive, effective as of the Effective Date, 25,000 restricted shares of the Company's Common Stock pursuant to the Company's Stock Option and Award Plan of 1993 subject to the condition that Executive shall forfeit the shares unless Executive actually remains in the active employ of the Company through February 28, 2000.

         (e) Other Compensation. Executive shall be eligible to participate in other incentive, stock option, profit sharing, and similar plans maintained by the Company for the benefit of its executives.

         (f) Deferral. The Committee may, in its discretion, give Executive the opportunity to defer a portion of his cash compensation.

          4. Employee Benefits. Executive shall be included, to the extent eligible thereunder with respect to the requirements applicable to all employees eligible thereunder, (at the expense of the Company, if appropriate) under any and all existing plans (and any plans that later may be adopted) providing benefits for the Company's employees. These plans, include, but are not limited to:

         (a) The Company's group life insurance plan, under which Executive shall be eligible for life insurance equal to four times his then-current base salary as defined in Section 3(a) or the Group Replacement Insurance Plan, at Executive's option.

         (b) The Company's hospitalization and medical plans, as provided to all Company employees.

         (c) The Company's long-term disability plan, as provided to all Company employees.

         (d) Any pension, thrift plans, profit-sharing plans, stock purchase plans, and any and all other similar or comparable benefits.

         (e) The SERP and any other supplemental executive retirement plan or excess benefit plan.

Executive shall also be provided with a suitable automobile leased by the Company under the terms of the Company's executive automobile program, paid vacation of at least four weeks per year, officers' and directors' liability insurance coverage in an amount reasonably available, and estate planning counsel.

          5. Amendment of SERP. The Company and Executive shall take such steps as are necessary to amend the supplemental executive retirement plan applicable to Executive (the "SERP") so that:

         (a) the Executive's rights under the SERP will be scheduled to fully vest and to be fully funded by the Company in a rabbi trust if and when Executive attains age 65 while employed by the Company;

         (b) if Executive dies after attaining age 62 but before attaining age 65, the Executive's rights under the SERP will be vested and funded by the Company in the same manner as if he had attained age 65 while employed by the Company;

         (c) if Executive dies before attaining age 62, the surviving spouse benefit under the SERP shall be calculated as though the SERP had been scheduled to fully vest when Executive attained age 62 rather than when he attained age 65 and any reduction attributable to Executive's death before the date of full vesting shall be made on that basis; and

         (d) the aggregate of payments to Executive under the SERP and under the Company's qualified retirement plan will equal 50 percent of the average of the high three of Executive's last 10 years of annual compensation (base salary plus annual incentive payments).

          6.  Termination.

         (a) On February 28, 2000. If not earlier terminated, Executive's employment hereunder shall terminate at the close of business on February 28, 2000.

         (b) Death or Disability. Executive's employment hereunder will terminate immediately upon Executive's death. The Company may terminate Executive's employment hereunder immediately upon giving notice of termination if Executive is disabled, by reason of physical or mental impairment, to such an extent that he has been unable to substantially perform his duties under this Agreement for an aggregate of 180 days (whether business or non-business days and whether or not consecutive) during any period of twelve consecutive calendar months.

         (c) For "Cause." The Company may terminate Executive's employment under this Agreement for "Cause" only on the basis of:

         (i) Executive's willful and continued failure substantially to perform his duties with the Company, after a written demand for substantial performance is delivered to Executive by the Board, which written demand specifically identifies the manner in which the Board believes Executive has not substantially performed his duties, or

         (ii) Executive's willful engagement in conduct materially and demonstrably injurious to the Company.

     For purposes of this Agreement, no act or failure to act on Executive's part shall be considered "willful" unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board at a meeting of the Board called and held for that purpose, finding that in the good faith opinion of the Board, Executive was guilty of conduct set forth in clause (i) or clause (ii) of this subsection 6(c) and specifying the particulars thereof in detail. No termination of Executive's employment by the Company for "Cause" shall be effective unless and until it is communicated by the Company to Executive by a written notice that refers to either or both of clause (i) and clause (ii) of this subsection 6(c) as the specific termination provision or provisions relied upon by the Company and that sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision or provisions so indicated.

         (d) Without "Cause". The Company may terminate Executive's employment under this Agreement without "Cause" at any time, effective at such time as the Board may specify in a motion duly adopted by the affirmative vote of two-thirds of the members of the Board then in office.

          7. Compensation and Benefits Following Termination Without "Cause". If the Company terminates Executive's employment under this Agreement without "Cause:"

         (a) the Company shall pay to Executive, in immediately available funds, within 10 days of the date of termination of Executive's employment, a lump sum amount that:

         (i) if the termination occurs on or before September 30, 1997, is equal to the sum of (A) 30 months' of base salary at the highest rate paid to Executive before the termination, plus (B) two and one-half times the average of the annual cash bonuses, if any, received by Executive under the provisions of the Company's Management Incentive Plan or any successor plan with respect to each of the two most recent fiscal years of the Company ended before the termination, or

         (ii) if the termination occurs after September 30, 1997, is equal to the sum otherwise determined under clause (a)(i), above, multiplied by a fraction, the numerator of which is the number of calendar months all or any part of which falls within the period beginning on the date of the termination and ending on February 28, 2000 and the denominator of which is 30;

         (b) the restrictions on any restricted shares held by Executive immediately before the termination of his employment shall terminate simultaneously with the termination of his employment;

         (c) any options to purchase shares in the Company held by Executive immediately before the termination of his employment that were not otherwise exercisable by Executive shall be exercisable by Executive at any time during the 90 day period beginning immediately after the date of termination of his employment; and

         (d)  except for the post-termination health benefits referred to in
     Section 10 of this Agreement, the Company shall not be obligated to pay any compensation, benefits, or perquisites to Executive by reason of this Agreement after the termination of his employment.

If Executive receives any payments under this Agreement as a result of termination of his employment following a termination without Cause, those payments shall be in lieu of any and all other claims or rights that Executive may have for severance, separation, and/or salary continuation pay upon that termination of his employment. Nothing in this Section 7 shall diminish Executive's right to receive any payment or to enjoy any benefit required to be paid or provided by the Company to Executive under any plan, practice, or commitment of the Company that would have continued after the termination of Executive's employment under this Agreement if Executive's employment with the Company had continued through February 28, 2000 and then terminated.

          8. Compensation and Benefits Following Termination on Account of Disability. If the Company terminates Executive's employment under this subsection 6(c) of this Agreement by reason of Executive's disability:

         (a) the Company shall pay and provide to Executive, not later than 75 days after the end of the fiscal year in which the termination occurs, that portion of the total bonus, if any, to which he would have been entitled had he continued to be employed under this Agreement through the end of the fiscal year in which the termination occurs, equal to that total bonus multiplied by a fraction, the numerator of which is the number of days in the fiscal year ending on or before the date of Executive's termination and the denominator of which is 365;

         (b) the restrictions on any restricted shares held by Executive immediately before the termination of his employment shall terminate simultaneously with the termination of his employment; and

         (c) except for the post-termination health benefits referred to in
         Section 10 of this Agreement, the Company shall not be obligated to pay any compensation, benefits, or perquisites to Executive by reason of this Agreement after the termination of his employment.

Nothing in this Section 8 shall diminish Executive's right to receive any payment or to enjoy any benefit required to be paid or provided by the Company to Executive under any plan, practice, or commitment of the Company that would have continued after the termination of Executive's employment under this Agreement if Executive's employment with the Company had continued through February 28, 2000 and then terminated.

          9. Miscellaneous Services following Termination of Employment. Following termination of his full-time employment under this Agreement and for so long as Executive remains a member of the Board, Executive shall make himself available at all reasonable times for consultation by and with the Company's officers and directors. If Executive is called upon to render services of this nature, he shall, in consideration therefor and as a condition thereto, receive reasonable compensation for the services rendered and reimbursement for any travel or other out-of-pocket expenses incurred in connection therewith.

          10. Post-Retirement Health Benefits. If Executive remains in the employ of the Company through February 28, 2000 or is terminated by the Company before that date either on account of Executive's disability or without cause, the Company shall provide to Executive, for so long as he lives and thereafter, if she survives him, to his wife, Barbara, for her life, health benefits, including hospitalization and medical insurance, equal to the health benefits from time to time provided to active executive employees of the Company.

          11. Benefit. This Agreement shall inure to the benefit of and be enforceable by Executive's personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. If Executive should die while any amounts are still payable to Executive hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive's devisee, legatee, or other designee or, if there be no such designee, to Executive's estate.

          12. Successor to the Company. The Company shall require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all the business and/or assets of the Company, by agreement in form and substance satisfactory to Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

          13. Confidential Information and Noncompetition. Executive agrees and acknowledges Executive's talents, skills, and experience are unique, and that Company has invested considerable efforts and money in developing and compiling customer lists, supplier lists, and trade and market information, in developing business techniques and practices, and in maintaining valuable market relationships; that such items and all other information that relates to the business of the Company, the business of any customer or supplier of the Company, or the business of any person, firm, or corporation that consults with or is affiliated with the Company, constitute for purposes hereof the "Confidential Information" of the Company; and that the Confidential Information is valuable property of the Company and is vital to the operation and continuation of the Company's business. Confidential Information shall not include information so generally known as to be part of the public domain. Executive acknowledges that the Company has and will disclose Confidential

Information to Executive and afford him access to Confidential Information in connection with his employment with the Company. Executive agrees that he shall use such Confidential Information solely for the benefit of the Company. Executive further acknowledges that the grant of 25,000 restricted shares referred to in Section 3(d) is being made by the Company in order to induce Executive to agree to the restrictions contained in this Section 13 and that Executive has received valuable consideration commensurate with those restrictions. Accordingly, Executive agrees and acknowledges that:

         (a) Except as required in the performance of his duties as an employee of the Company, Executive shall not at any time, either directly or indirectly, use, divulge, disclose, or communicate to any person, firm, or corporation in any manner whatsoever any Confidential Information.

         (b) Executive has been given access to the Company's Confidential Information solely for purposes relating to his employment by the Company. Executive shall have no rights in such Confidential Information or any letters patent, copyrights, or other proprietary rights relating thereto, and Executive hereby assigns to the Company any supplemental or additional information relating to the Confidential Information acquired by Executive, whether solely or in collaboration with others, that relates in any manner to either the subject of Executive's work for the Company or any business of the Company during the Contract Period ("Improvements"). Executive will disclose promptly in writing to the Company all such Improvements or information supplemental or related thereto, and such Improvements shall be treated for all purposes as Confidential Information hereunder.

         (c) During the Contract Period and thereafter, at the request of the Company and without expense to Executive, Executive shall cooperate in the procurement of any patent, copyright, trademark, or trade name protection in the Company's name that may be necessary or desirable to vest, or to perfect the record of, title to the Confidential Information in the Company. Executive agrees to execute all documents and do all things necessary or desirable in any controversy or otherwise to aid Company in obtaining and enforcing proper protection of its Confidential Information.

         (d) During the period commencing on the Effective Date and ending on the second anniversary of the first date on which Executive is neither employed by the Company nor a member of the

     Board (the "Restriction Period"), Executive shall not, directly or indirectly, own, operate, have any other than a minor financial interest in, be employed by, or in any other manner take part in or consult with any business that is the same as, similar to, or competitive with the business of the Company as such business is conducted during the Contract Period. During the Restriction Period, Executive shall not solicit (other than for the benefit of the Company during the Contract Period) any sale or purchase to or from any person who is or was a customer or supplier of the Company during the term of Executive's employment by the Company, either as an employee, agent, consultant, licensee, independent contractor, owner, or otherwise.

         (e) At any time upon request of the Company and upon termination of his employment by the Company, Executive shall deliver to the Company, and shall not retain for his own or another's use, any and all lists, information, notes, memoranda, documents, devices, and any other material, and all copies thereof, relating to Executive's work or the products or business of the Company of which Executive had knowledge.

         (f) If any provision of this Section 13 is determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable, or over the maximum geographical area to which it may be enforceable, or both; and such partial unenforceability shall not affect any other provision of this Agreement. Executive acknowledges that, in light of the proprietary interest of the Company in the Confidential Information, the restrictions set forth herein are reasonable and that the remedies at law for the breach of any provision of this Section 13 are inadequate. Accordingly, in the event of any breach, or reasonable belief as to the existence or imminence of a breach, of the provisions hereof, the Company shall be entitled to injunctive relief to enjoin the breach (in addition to any other legal and equitable remedies that the Company may have, including an equitable accounting of gain to Executive resulting from the breach), together with all costs and expenses, including reasonable attorney's fees, related to the enforcement by the Company of its rights hereunder.

          14. Anti-dilution. If, at any time after the Effective Date and before the date on which any grant of Performance Shares is to be made to Executive pursuant to Section 3(c), above, there occurs any stock dividend, stock split, or share combination of the shares of Common

Stock of the Company or any reclassification, recapitalization, merger, consolidation, other form of business combination, liquidation, or dissolution involving the Company or any spin-off or other distribution to shareholders of the Company (other than normal cash dividends), the number of shares of the Company's Common Stock to be granted as Performance Shares shall be appropriately adjusted to the extent necessary and in such manner that the benefit to Executive of the grant of those Performance Shares is maintained substantially as before the occurrence of the event.

          15. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

          16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

          17. Legal Fees and Expenses. The Company shall pay all legal fees and expenses that Executive may incur as a result of the Company's contesting the validity, enforceability, or Executive's interpretation of, or determinations under, this Agreement.

          18. Notices. All notices under this Agreement shall be in writing and shall be deemed effective when delivered in person, or three days after deposit thereof in the official U.S. mails, postage prepaid, for delivery as registered or certified mail, addressed as follows:

          If to the Company:

          Commercial Intertech Corp.
          Attention:  General Counsel
          1775 Logan Avenue
          Youngstown, Ohio 44501

          If to Executive:

          Paul J. Powers
          5469 Bay Hill Drive
          Canfield, Ohio  44406

In lieu of personal notice or notice by deposit in the official U.S. mails, a party may give notice by confirmed telegram or fax. Either party may change the address to which notice to that party may be mailed by notifying the other party of the change in the manner contemplated in this section.

          19. Effect on Existing Severance Compensation and Consulting Agreement. Executive and the Company are parties to a Severance Compensation and Consulting Agreement dated as of February 15, 1988, pursuant to which Executive may become entitled to severance and consulting compensation if Executive's employment is terminated under certain circumstances following a Change in Control, as defined in that agreement (the "Change in Control Agreement"). Executive and the Company intend that if a Change in Control, as defined in the Change in Control Agreement, occurs and thereafter Executive receives any payments pursuant to Section 7 of this Agreement (any "Section 7 Payments"), the entire amount of such Section 7 Payments will be treated as "actual damages paid to the Executive by the Company as a result of the Company's breach of an employment contract with the Executive" within the meaning of that phrase in
Section 4(b)(i) of the Change in Control Agreement, with the result that the payments otherwise due under that Section 4(b)(i) will be reduced by the full amount of the Section 7 Payments. In addition, if the amount of the Section 7 Payments exceeds the amount otherwise due under Section 4(b)(i) of the Change in Control Agreement, any amount otherwise payable to Executive under Section 5(b) of the Change in Control Agreement shall be reduced by the amount of that excess. The provisions of this Section 18 shall prevail over any inconsistent language in the Change in Control Agreement and, to the extent necessary to be effective, shall be deemed to be an amendment to the Change in Control Agreement.

          20. Entire Agreement. This Agreement amends and restates the Employment Agreement between Executive and the Company dated as of February 15, 1988. This Agreement expresses the entire agreement of the parties with respect to the subject matter hereof, and all promises, representations, understandings, arrangements, and prior agreements are merged herein and superseded hereby. No person, other than pursuant to a resolution of the Board, shall have any authority on behalf of the Company to agree to modify or change this Agreement or anything in reference thereto, and any such modification or change must be in writing and signed by both parties.

          21. Governing Law. This Agreement has been entered into in, and is intended to be performed primarily within, the State of Ohio, and shall be construed, interpreted, and governed in accordance with the laws of the State of Ohio.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EXECUTIVE                         COMMERCIAL INTERTECH CORP.

/s/Paul J. Powers                 By: /s/Bruce C. Wheatley
- --------------------                  -----------------------------
Paul J. Powers                        12/14/1994
                                      ----------

                                      ----------